Exhibit 99.1

Bit Origin Ltd Announces Strategic Partnership with Aethir to Become a Sales Representative, Entering the Field of AI Computing Power, GPU, and Edge Computing

New York, June 7, 2024 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today announces that it has signed a strategic agreement to become a sales representative for Aethir, the premier enterprise-focused distributed graphics processing units (“GPU”) cloud provider.

Aethir: Redefining Global GPU Compute

Aethir, a leader in decentralized GPU cloud infrastructure, has successfully closed its fundraising of close to USD150mn according to cryptorank.io. Aethir is an enterprise-grade, artificial intelligence (“AI”) and Gaming-focused GPU-as-a-service provider, which offers a convenient way for users to access high-performance computing resources for machine learning, deep learning, and other data-intensive applications. Aethir’s decentralized cloud computing infrastructure enables GPU providers to connect with enterprise clients who need the raw power of NVIDIA’s H100 chips for sophisticated AI and machine learning tasks.

In addition, Aethir’s infrastructure supports cloud gaming clients and has contracts with the world’s largest gaming and telecom companies, taking advantage of its flexibility and coverage across technological and operational expertise.

$ATH token is the native token for the Aethir network, a reward for network providers for their services for maintaining the network. $ATH token is a versatile cryptocurrency that can used for trading, making payments and exchanged into fiat currencies or other cryptocurrencies.

Bit Origin’s Role and Vision

By becoming a sales representative for Aethir, Bit Origin aims to leverage its extensive expertise and industry connections to further expand Aethir's market reach. This partnership aligns with Bit Origin’s strategic objectives to innovate and lead in the technology and blockchain sectors.

Furthermore, Bit Origin has announced its intention to acquire certain Aethir devices for strategic self-deployment in Singapore or Malaysia. The Company will provide detailed updates as these plans progress.

"We are thrilled to partner with Aethir and represent their groundbreaking GPU cloud solutions," said Jinghai Jiang, Chairman of the Board, CEO and COO of Bit Origin Ltd. "Aethir's technology is truly transformative, and we believe this collaboration will significantly enhance our offerings while driving substantial growth and value for both companies."

Driving Innovation and Growth

This agreement underscores Bit Origin 's commitment to embracing cutting-edge technologies and pioneering advancements within the industry. As Aethir continues to unlock the potential of global GPU computing, Bit Origin is poised to play a pivotal role in facilitating access to these invaluable resources.

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Jiang Jinghai, Chairman of the Board, CEO and COO

Email: ir@bitorigin.io

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